SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A*

                                (Amendment No. 2)

                                 GSI GROUP INC.
             ------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    36229U102
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                                   John Oliva
                       Highbridge Capital Management, LLC
                         9 West 57th Street, 27th Floor
                            New York, New York 10019
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 26, 2010
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

-------------------------------------------------------------------------------
     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  36229U102                 13D/A                  Page 2 of 6

-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            Highbridge Capital Management, LLC

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS
                              OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,325,136 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,325,136 shares of Common Stock

--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,325,136 shares of Common Stock

--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]

--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            2.8% (See Item 4)

--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON
                    OO

--------------------------------------------------------------------------------

CUSIP No.  36229U102                 13D/A                  Page 3 of 6

-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            Highbridge International LLC

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS
                               WC

--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Cayman Islands, British West Indies

--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,325,136 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,325,136 shares of Common Stock

-------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,325,136 shares of Common Stock

-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES                        [ ]

-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                      2.8% (See Item 4)

-------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON
                   OO
-------------------------------------------------------------------------------

CUSIP No.  36229U102                 13D/A                  Page 4 of 6

-------------------------------------------------------------------------------

     (1)    NAME OF REPORTING PERSONS

                    Glenn Dubin

-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [X]

-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS
                            OO
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States

-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,325,136 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,325,136 shares of Common Stock

-------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY
            OWNED BY EACH REPORTING PERSON
            1,325,136 shares of Common Stock

-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES                        [ ]

-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                     2.8% (See Item 4)

-------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON
                   IN
-------------------------------------------------------------------------------

CUSIP No. 36229U102                 13D/A                   Page 5 of 6


Item 1.     Security and Issuer.

     This Amendment No. 2 (the "Amendment") amends the statement on Schedule 13D filed on July 9, 2009 (the "Original Schedule 13D", as amended hereby and by Amendment No. 1 filed on November 20, 2009, the "Schedule 13D") with respect to the common stock, no par value (the "Common Stock"), of GSI Group Inc., a company continued and existing under the laws of the Province of New Brunswick, Canada (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13D and Amendment No. 1. This Amendment amends Item 4 as set forth below.


Item 4.     Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

     As previously disclosed, the Reporting Persons continue to have discussions with the Issuer and other shareholders regarding the Reporting Persons' investment and implementation of the Plan. In furtherance of this, the Reporting Persons have entered into discussions with the Issuer and members of the Equity Committee regarding the Plan and possible modifications to the Plan, including, without limitation, exchanging the Notes for any combination of one or more of the following: new secured debt, notes convertible into common stock of the reorganized issues, preferred stock convertible into common stock of the reorganized issues, common stock of the reorganized issues and/or cash. The Reporting Persons are unsure about the ultimate outcome of such discussions or the timing of coming to agreement.

CUSIP No. 36229U102                 13D/A                   Page 6 of 6


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  March 3, 2010

HIGHBRIDGE INTERNATIONAL LLC                HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager                     Byt:  /s/ John Oliva
                                                  -----------------------------
                                            Name: John Oliva
                                            Title: Managing Director
By: /s/ John Oliva
    -----------------------------
Name: John Oliva
Title: Managing Director




/s/ Glenn Dubin
------------------------------
GLENN DUBIN